                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  13 June 2003

                               PREMIER FARNELL PLC
                               -------------------

                               PREMIER FARNELL PLC
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X            Form 40-F
                                  ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                    No  X
                               ---                   ---

        If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   PREMIER FARNELL PLC
                                                       (Registrant)


         Date:   June 13, 2003                     By: Steven John Webb
                                                       ----------------
                                                   Steven John Webb
                                                   Group Company Secretary and
                                                   General Counsel






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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

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1.    NAME OF COMPANY                                            2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      PREMIER FARNELL PLC                                            THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS
                                                                     AFFILIATES, INCLUDING CAPITAL RESEARCH AND MANAGEMENT
                                                                     COMPANY, CAPITAL INTERNATIONAL INC. AND CAPITAL GUARDIAN
                                                                     TRUST COMPANY
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3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT           4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER HOLDER,         THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A NON-BENEFICIAL
      INTEREST OR IN THE CASE OF AN INDIVIDUAL HOLDER IF IT          Chase Nominees Limited           21,219,186
      IS A HOLDING OF THAT PERSON'S SPOUSE OR CHILDREN               Midland Bank plc                    480,000
      UNDER THE AGE OF 18                                            Nortrust Nominees                   258,900
                                                                     State Street Nominees Ltd            40,000
      IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE                   JPM Nominees Ltd                     43,100
      SHAREHOLDERS NAMED IN 2 ABOVE.

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5.    NUMBER OF              6.  PERCENTAGE OF ISSUED            7.  NUMBER OF SHARES/AMOUNT    8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                               OF STOCK DISPOSED
      STOCK ACQUIRED


      NOT DISCLOSED              NOT DISCLOSED                       N/A                            N/A

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9.   CLASS OF SECURITY                                          10.  DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

     ORDINARY SHARES OF 5P EACH                                      NOT DISCLOSED                  13 JUNE 2003


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12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION                 13.  TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                                     NOTIFICATION

      22,041,186                                                     6.081%

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14.   ANY ADDITIONAL INFORMATION                                15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES
                                                                    STEVEN WEBB
                                                                    COMPANY SECRETARY
                                                                    PREMIER FARNELL PLC
                                                                    150 ARMLEY ROAD
                                                                    LEEDS
                                                                    LS12 2QQ
                                                                    TEL. 0113 387 5277

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
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16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      STEVEN WEBB
      COMPANY SECRETARY

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DATE OF NOTIFICATION:  13 JUNE 2003

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